Herbert Smith

05010285

PROCESSED
AUG 10 2005
THOMSON FINANCIAL

SUPPL

**Strictly private and confidential**

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Herbert Smith LLP
Exchange House
Primrose Street
London EC2A 2HS
T +44 (0)20 7374 8000
F +44 (0)20 7374 0888
DX 28

www.herbertsmith.com

Our ref

Your ref

Date
3 August 2005

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 04 2005
WASH, D.C.
198

**TomTom N.V. - Rule 12g3-2(b) Exemption**
**SEC File Number 82-34879**

Ladies and Gentlemen:

On behalf of TomTom N.V. (the "**Company**"), SEC file number 82-34879, we herewith submit documents required to be furnished to you to maintain the Company's exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**") from the registration requirements of Section 12(g) of the Exchange Act.

Please find hereto attached as Appendix A a list of the information the Company has made public, filed or distributed since it applied for an exemption under Rule 12g3-2(b) on 22 April 2005.

Please find attached hereto as Appendix B a list of the information the Company has filed with Euronext Amsterdam since 22 April 2005, and which has or will be made public by Euronext Amsterdam.

Please also find enclosed copies of the documents referred to in Appendixes A and B.

As stated in paragraph (b)(5) of the Rule, the information and documents being furnished hereby pursuant to paragraph (b)(1) of the Rule are being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information constitutes an admission for any purpose that the Company is subject to the Exchange Act or otherwise seeks the benefits or protections of the U.S. legal system.

If you have any questions or comments regarding the foregoing, please contact the undersigned at the below noted phone number or e-mail address.





dlw 8/9

Yours sincerely,

Jeff Hendrickson

Jeff Hendrickson
U.S. Associate
Herbert Smith
T: +44 (0)20 7466 2766
M: +44 (0) 7795 601263
F: +44 (0)20 7374 0888
Email: jeffrey.hendrickson@herbertsmith.com
www.herbertsmith.com



cc: Ewoud van Gellicum, TomTom N.V.
Alex Bafi, Herbert Smith
Adam Wells, Herbert Smith

w/enc

## APPENDIX A

## MATERIAL MADE PUBLIC, FILED OR DISTRIBUTED BY THE COMPANY SINCE 22 APRIL 2005

| Document | Release Date |
|---|---|
| Press Release – "TomTom NV Q2 Results Strong Increase in Revenues and Net Profit" | 26 July 2005 |
| Press Release – "TomTom and Avis Announce the First Pan-European Deal to Provide TomTom GO navigation for use in Avis' Fleet of Rental Cars" | 30 June 2005 |
| Press Release – "TomTom Fishes Out A Wanda-ful Deal with John Cleese" | 29 June 2005 |
| Press Release – "TomTom GO all-in-one car navigation devices launch in Australia" | 14 June 2005 |
| Press Release – "TomTom" and Lancia 'United Against Ugliness'" | 7 June 2005 |
| Press Release – "Get Dad 'GO'ing This Father's Day" | 03 June 2005 |
| Press Release – "Initial Public Offering of TomTom NV: Full Exercise of Overallotment" | 02 June 2005 |
| Press Release – "TomTom Announces TomTom NAVIGATOR 5 European Upgrade Programme" | 31 May 2005 |
| Press Release – "TomTom IPO Priced at €17.50 per share" | 26 May 2005 |
| Press Release – "TomTom announces Q1 results and details of intended IPO on Euronext Amsterdam" | 13 May 2005 |
| Press Release – "TomTom Launches Safety Camera Alerts" | 11 May 2005 |
| Press Release – "TomTom 2004 Full Year Results" | 29 April 2005 |
| Press Release – "TomTom Announces TomTom GO European Upgrade Programme" | 25 April 2005 |

## APPENDIX B

## INFORMATION FILED WITH EURONEXT AMSTERDAM SINCE 22 APRIL 2005

| Document |
|---|
| Second Quarter Results 2005[1] |

[1] Euronext requires only half-yearly reports, but TomTom has decided to release its financial results on a quarterly basis by submitting trading statements to Euronext.

# APPENDIX “A” DOCUMENTS

# TomTom NV Q2 results: strong increase in revenues and net profit

Second quarter 2005

**Financial highlights:**

- Revenue of € 114.8 million, up 221% on the prior year and 73% on the previous quarter
- 262,000 integrated units shipped, up 143% on the previous quarter
- Net profit of € 22.1 million, up 306% on the prior year, and 61% on the previous quarter
- Fully diluted EPS of € 0.20 for the quarter

**Operational highlights:**

- Three new GO products, the GO 300, the GO 500, and the GO 700 launched
- TomTom Plus, real-time location based services offering launched
- European deals for the Toyota Aygo and Opel Corsa
- Expansion into Australia and further broadening of European distribution
- Cooperation with AVIS announced

**Outlook**

- Full year 2005: revenues expected to at least triple compared to 2004, with a broadly similar operating margin as 2004

| Key figures (in € millions) (unaudited) | Q2 2005 | Q2 2004 |
|---|---|---|
| Revenue | 114.8 | 35.8 |
| Operating profit | 27.0 | 8.6 |
| Net profit | 22.1 | 5.4 |
| EPS – fully diluted (€ per share) | 0.20 | 0.05 |

TomTom NV ('TomTom'), a leading provider of personal navigation products and services, reported today that it had grown turnover and profit substantially in the second quarter of 2005. TomTom's revenues for the second quarter increased from € 35.8 million in 2004 to € 114.8 million in 2005 and net profit rose from € 5.4 million in 2004 to € 22.1 million in 2005. The growth in revenues in the second quarter was primarily driven by the success of the GO 300, and by the GO 500 and the GO 700 following their introduction towards the end of the quarter.

**TomTom's Chief Executive Officer, Harold Goddijn said:**

"The market for personal navigation products and services is growing rapidly and TomTom is a key driver of this growth with our newly introduced range of GO products, the GO 300, GO 500, and GO 700. We continued to grow both revenues and profits strongly in the second quarter due to the success of our new products. We expanded our presence geographically and secured important partnerships in the automotive sector. Adding the TomTom Plus range of real time location based services enables us to provide the user with a richer navigation experience. We look forward to the rest of the year with confidence and we now expect revenues to at least triple compared with last year, with operating margins sustained at a broadly similar level to last year's full year reported operating margin."

**Market developments**

The total European and US car park is 418 million cars, and only 10% of new cars sold have a satellite navigation system fitted. 94% of cars on the road in Europe and 98% in the US do not have a satellite navigation system. Market acceptance for personal navigation products is accelerating faster than anticipated and there is continued high growth in the sector. This growth is being driven by more product choice and by lower price points for consumers. There is a move amongst consumers away from non-integrated solutions towards integrated, fit-for purpose devices. TomTom is well positioned with its newly updated product range to be one of the leaders in this rapidly developing market.

**Operational review**

We shipped our new family of GO products, the GO 300, GO 500, and GO 700 during the quarter. The three models each offer different functionality and price points, designed to gain mass market acceptance for our products. The majority of the GO units sold in the period were GO 300 units which started shipping in April. First shipments of the GO 500 and GO 700 took place towards the end of the quarter.

We are pleased with the progress we are making in the US. Distribution is increasing and we expect around 2,500 outlets to be selling our products by the end of the summer including Best Buy, Circuit City, CompUSA and Fry's Electronics. This network will give us meaningful national distribution for the first time. We also started shipping in Australia for the first time and we have had a positive reaction from this market so far.

We further deepened our distribution network across Western Europe to include, amongst others: Halfords in the UK; Brightpoint in Germany, Finland and Sweden; Inpro Technologia and PC City in Spain; Norauto in France; GEN-Art in Italy and ACR Braendli & Voegell in Switzerland. We also expanded into Eastern Europe with our first product sales in Poland and The Czech Republic.

In the automotive sector we have made good progress which is marked in particular by volume shipments for our pan-European automotive deal for the Opel Corsa and by first shipments for the Toyota Aygo. We also announced a new cooperation with AVIS to supply the GO 700 for hire at selected airport rental centres across Europe.

## Financial Review

Revenue

We delivered € 114.8 million of revenue in the quarter compared with € 35.8 million in the second quarter of 2004 and € 66.2 million in the first quarter of 2005. The growth in the quarter was driven by strong demand for integrated personal navigation products and services, and by the new products that we released in the period, especially the GO 300.

| | Q2 2005 | Q2 2004 | Change % |
|---|---|---|---|
| | (in € millions) (unaudited) | | |
| **Revenue** | | | |
| Integrated devices | 95.8 | 11.0 | 771% |
| Non-Integrated solutions | 12.6 | 23.4 | -46% |
| Other | 6.5 | 1.4 | 364% |
| **Total** | **114.8** | **35.8** | 221% |
| | | | |
| **Number of units sold** | | | |
| Integrated devices | 262,447 | 22,675 | 1057% |
| Non-Integrated solutions | 111,082 | 158,270 | -30% |
| **Total** | **373,529** | **180,945** | **106%** |
| | | | |
| **Average selling price (in €)** | | | |
| Integrated devices | 365 | 487 | -25% |
| Non-Integrated solutions | 114 | 148 | -23% |
| **Overall** | **290** | **190** | **53%** |

We shipped 262,000 GO units in the quarter. This volume was higher than the total number of units we shipped in all of 2004. The majority of the GO units sold in the period were GO 300 units, the lowest price point model of the three which has a lower average selling price (ASP) than the GO 500 and GO 700. The GO 300 started shipping in April while the first shipments of the GO 500 and GO 700 took place towards the end of the quarter. With the GO 300 accounting for the bulk of the units sold during the quarter the ASP declined to € 365 but we expect the ASP to increase going forward as sales of the higher ASP GO 500 and 700 make up a greater percentage of the overall sales mix.

Revenues of non-integrated products declined compared with both the second quarter in the prior year and the previous quarter. Non-integrated products consist of navigation software to be used in PDAs and in mobile phones. We have a number of important relationships with major PDA and handset vendors such as HP and Nokia, however, as anticipated, the fall off in revenues from the PDA sector is not being fully compensated for by growth in smartphone sales. PDA vendors are increasingly building GPS receivers

Financial Income and Expenses

We recorded a net gain of € 5.7 million in the quarter which was mainly from gains on forward foreign exchange contracts to purchase US dollars in order to pay our most significant contract manufacturers. Under IFRS rules it is necessary to revalue all forward contracts at the end of each period whether or not they have matured. This gain therefore is made up of both realised and unrealised gains.

Tax

The effective tax rate for the company in the quarter was 32.4% made up of the tax on the profits of the European operations at the Dutch tax rate of 31.5% and with no tax asset recorded against the losses of the US operation.

Cash flow

During the quarter we received net proceeds from the IPO of € 116.6 million and we generated cash from operations of € 19.8 million. Working capital increased by € 10.5 million. In the second half we will invest to fund the increased working capital we will need to fuel our growth.

Balance sheet

Our balance sheet was strengthened in the period by the issue of 7,142,857 new shares which increased shareholders' equity by € 116.6 million. At the end of the quarter we had no gearing and a net cash position of € 187.9 million.

**Contacts**

Press relations:

Scott Johnston, Manager, External Relations, TomTom NV
scott.johnston@tomtom.com
+31 (0) 20 850 0851

Martha van Dijk, Citigate
martha.vandijk@citigateff.nl
+31 (0) 20 575 4014

Investor relations:

investor.relations@TomTom.com
+31 (0) 20 850 0962

Ewoud van Gellicum, General Counsel, TomTom NV.

Marina Wyatt, Chief Financial Officer, TomTom NV

**Q2 2005 Results Presentation Audio Webcast Information**

The information for our second quarter results audio webcast is as follows:

Time: Wednesday 27 July 2005 at 2 PM CET

Place: www.tomtom.com

Please log on to our website to listen in

**About TomTom**

TomTom NV is a leading provider of personal navigation products and services to the consumer market. TomTom's products are developed with an emphasis on innovation, quality, ease of use and value. TomTom's products include all-in-one navigation devices which enable customers to navigate right out of the box, as well as navigation software products which integrate with third party devices such as PDAs and smartphones. TomTom's portfolio of products and services includes the award-winning TomTom GO family of integrated navigation devices, the TomTom Navigator software for PDAs, TomTom MOBILE navigation software for smartphones and TomTom Plus, a location-based content and services offering for TomTom s navigation products. TomTom was founded in 1991 in Amsterdam and has offices in the Netherlands, the United Kingdom, the United States and Taiwan. TomTom's products are sold through a network of leading retailers in 17 countries and online.

## TomTom NV Second Quarter Financial Statements

### 1.1 Consolidated Income Statement for the three month period ended 30 June

| | Q2 2005 | Q2 2004 |
|---|---|---|
| | (In € thousands) (unaudited) | |
| Revenue | 114,845 | 35,830 |
| Cost of sales | 66,906 | 21,232 |
| **Gross profit** | 47,939 | 14,598 |
| **Operating expenses** | | |
| Research & development | 2,151 | 1,163 |
| Marketing | 12,099 | 2,141 |
| Selling, general and administrative | 6,660 | 2,736 |
| **Total operating expenses** | 20,910 | 6,040 |
| **Operating profit** | 27,029 | 8,558 |
| Net financial income and (expenses) | 5,666 | 61 |
| **Profit before taxation** | 32,695 | 8,619 |
| Taxation | 10,608 | 3,181 |
| **Net profit** | **22,087** | **5,438** |
| **Average number of shares outstanding** (in thousands) | 102,427 | 100,000 |
| **Average number of shares outstanding, diluted** (in thousands) | 111,650 | 106,858 |
| **Earnings per share - basic** (in €) | 0.22 | 0.05 |
| **Earnings per share- diluted** (in €) | 0.20 | 0.05 |

## TomTom NV Second Quarter Financial Statements

## 1.2 Consolidated Income Statement for the six month period ended 30 June

| | Half year 2005 | Half year 2004 |
|---|---|---|
| | (in € thousands) (unaudited) | |
| Revenue | 181,002 | 49,981 |
| Cost of sales | 101,934 | 29,137 |
| **Gross profit** | 79,068 | 20,844 |
| **Operating expenses** | | |
| Research & development | 3,915 | 1,869 |
| Marketing | 17,236 | 4,409 |
| Selling, general and administrative | 12,450 | 3,303 |
| **Total operating expenses** | 33,601 | 9,581 |
| **Operating profit** | 45,467 | 11,263 |
| Net financial income and (expenses) | 7,408 | 175 |
| **Profit before taxation** | 52,875 | 11,438 |
| Taxation | 17,029 | 4,090 |
| **Net profit** | **35,846** | **7,348** |
| **Average number of shares outstanding** (in thousands) | 101,214 | 100,000 |
| **Average number of shares outstanding, diluted** (in thousands) | 110,437 | 106,858 |
| **Earnings per share - basic** (in €) | 0.35 | 0.07 |
| **Earnings per share- diluted** (in €) | 0.32 | 0.07 |

# TomTom NV Second Quarter Financial Statements

## 2. Consolidated Balance Sheet

| | 30-Jun 2005 | 31-Dec 2004 |
|---|---|---|
| | (in € thousands) (unaudited) | |
| **Non-current assets** | | |
| Intangible assets | 1,215 | 960 |
| Property, plant and equipment | 2,655 | 2,050 |
| **Total non-current assets** | 3,870 | 3,010 |
| | | |
| **Current Assets** | | |
| Inventories | 28,198 | 13,402 |
| Trade receivables | 59,918 | 29,383 |
| Other receivables and prepayments | 2,482 | 4,975 |
| Financial instruments | 5,586 | 0 |
| Cash and cash equivalents | 187,904 | 40,167 |
| **Total current assets** | 284,088 | 87,927 |
| | | |
| **Total assets** | **287,958** | **90,937** |
| | | |
| **Equity and liabilities** | | |
| **Shareholders' Equity** | | |
| Share capital | 21,456 | 18 |
| Share Premium | 115,163 | 619 |
| Legal reserves | 1,151 | 946 |
| Cumulative translation reserve | -10 | 15 |
| Stock compensation reserve | 3,456 | 2,614 |
| Retained earnings | 49,872 | 33,594 |
| **Total equity** | 191,088 | 37,806 |
| | | |
| **Provisions** | 1,433 | 394 |
| | | |
| **Long term liabilities** | | |
| Deferred tax liability | 1,014 | 1,301 |
| | | |
| **Current liabilities** | | |
| Trade payables | 38,691 | 25,608 |
| Tax and social security | 24,287 | 12,867 |
| Other accruals | 9,448 | 6,248 |
| Other liabilities | 21,523 | 6,713 |
| Financial instruments | 474 | 0 |
| **Total current liabilities** | 94,423 | 51,436 |
| | | |
| **Total equity and liabilities** | **287,958** | **90,937** |

## TomTom NV Second Quarter Financial Statements

### 3. Statement of changes in equity for the period ended 30 June 2005

| | Share capital | Share premium | Legal reserves | Cumulative translation adjustment | Stock compensation reserve | Retained earnings | Total |
|---|---|---|---|---|---|---|---|
| | (In € thousands) (unaudited) | | | | | | |
| **Balance as at 1 January 2004** | 18 | 619 | 579 | 30 | 103 | 6,244 | **7,593** |
| Translation differences | | | | 1 | | | |
| Profit for the year | | | | | | 7,347 | **7,347** |
| Dividends | | | | | | | **0** |
| Transfer to legal reserves | | | 80 | | | -80 | **0** |
| Transfer to stock compensation reserve | | | | | 151 | | **151** |
| | | | | | | | **0** |
| **Balance as at 30 June 2004** | **18** | **619** | **659** | **31** | **254** | **13,511** | **15,092** |
| Translation differences | | | | -16 | | | **-16** |
| Profit for the year | | | | | | 20,370 | **20,370** |
| Dividends | | | | | | | **0** |
| Transfer to legal reserves | | | 287 | | | -287 | **0** |
| Transfer to stock compensation reserve | | | | | 2,360 | | **2,360** |
| | | | | | | | **0** |
| **Balance as at 31 December 2004** | **18** | **619** | **946** | **15** | **2,614** | **33,594** | **37,806** |
| Translation differences | | | | -25 | | | **-25** |
| Profit for the year | | | | | | 35,846 | **35,846** |
| Dividends | | | | | | | **0** |
| Transfer to legal reserves | | | 205 | | | -205 | **0** |
| Transfer to stock compensation reserve | | | | | 842 | | **842** |
| Recapitalization | 19,982 | -619 | | | | -19,363 | **0** |
| Issue of Share Capital | 1,456 | 115,163 | | | | | **116,619** |
| | | | | | | | **0** |
| **Balance as at 30 June 2005** | **21,456** | **115,163** | **1,151** | **-10** | **3,456** | **49,872** | **191,088** |

## TomTom NV Second Quarter Financial Statements

### 4.1 Consolidated cash flow statement for the three month period ended 30 June

| | Q2 2005 | Q2 2004 |
|---|---|---|
| | (in € thousands) (unaudited) | |
| **Cash flow from operating activities** | | |
| Operating profit | 27,029 | 8,558 |
| Foreign exchange results | 1,549 | 57 |
| Adjustments for non-cash items: | | |
| Depreciation and amortization | 449 | 277 |
| Additions to provisions | 878 | 20 |
| Additions to stock compensation reserve | 420 | 106 |
| Changes in working capital: | | |
| Decrease / (Increase) in inventories | -20,011 | -4,997 |
| Decrease / (Increase) in receivables | -32,048 | -14,085 |
| (Decrease) / Increase in current liabilities (excl income tax) | 41,516 | 9,321 |
| **Cash generated from operations** | 19,782 | -743 |
| Interest (paid) | -212 | -15 |
| Interest received | 473 | 15 |
| Corporate income taxes (paid) / received | -2,738 | -180 |
| **Net cash flow from operating activities** | 17,305 | -923 |
| Investments in intangible fixed assets | -271 | -141 |
| Investments in property, plant and equipment | -925 | -696 |
| **Total cash flow used in investing activities** | -1,196 | -837 |
| Proceeds on issue of shares | 116,618 | 0 |
| Dividends paid | 0 | 0 |
| **Total cash flow from financing activities** | 116,618 | 0 |
| **Net increase in cash and cash equivalents** | 132,728 | -1,760 |
| Cash and Cash equivalents at beginning of period | 55,176 | 8,913 |
| **Cash and Cash equivalents at end of period** | 187,904 | 7,153 |

## TomTom NV Second Quarter Financial Statements

### 4.2 Consolidated Cash Flow Statement for the six month period ended 30 June

| | Half year 2005 | Half year 2004 |
|---|---|---|
| | (in € thousands) (unaudited) | |
| **Cash flow from operating activities** | | |
| Operating profit | 45,467 | 11,262 |
| Foreign exchange results | 1,806 | 188 |
| Adjustments for non-cash items: | | |
| Depreciation and amortization | 903 | 444 |
| Additions to provisions | 1,039 | -50 |
| Additions to stock compensation reserve | 843 | 151 |
| Changes in working capital: | | |
| Decrease / (Increase) in inventories | -14,796 | -7,924 |
| Decrease / (Increase) in receivables | -28,042 | -11,547 |
| (Decrease) / Increase in current liabilities (excl income tax) | 24,309 | 9,188 |
| **Cash generated from operations** | 31,529 | 1,712 |
| Interest paid | -218 | -28 |
| Interest received | 683 | 15 |
| Corporate income taxes (paid) / received | 888 | -118 |
| **Net cash flow from operating activities** | 32,882 | 1,581 |
| **Cash flow used in investing activities** | | |
| Investments in intangible assets | -461 | -299 |
| Investments in property, plant and equipment | -1,302 | -1,026 |
| **Total cash flow used in investing activities** | -1,763 | -1,325 |
| **Cash flow from financing activities** | | |
| Proceeds on issue of shares | 116,618 | 0 |
| Dividends paid | 0 | 0 |
| **Total cash flow from financing activities** | 116,618 | 0 |
| **Net increase in cash and cash equivalents** | 147,737 | 256 |
| Cash and Cash equivalents at beginning of period | 40,167 | 6,897 |
| **Cash and Cash equivalents at end of period** | 187,904 | 7,153 |

tomtom

AVIS
We try harder.

# TomTom and Avis Announce the First Pan-European Deal to Provide TomTom GO navigation for use in Avis' Fleet of Rental Cars

Now Avis Car Rental Customers Across Europe Can Benefit From TomTom

**30th June 2005, UK** – TomTom, a leading personal and in-car navigation solution provider, today announced a pan-European partnership with Avis – its first ever agreement to offer TomTom GO 700 to rental car drivers across Europe.

From July, Avis is rolling-out its 'Avis Navigation' service across Europe*, in association with TomTom. Avis' customers will have the opportunity to benefit from TomTom's latest award winning all-in-one navigation device, the TomTom GO 700, from just €7 per day.

"Any traveller can relate to the stress of arriving in a new and unfamiliar city and getting horribly lost", said Harold Goddijn, chief executive officer of TomTom. "With the availability of the TomTom GO 700 we're bringing unbeatable, full feature car navigation straight into the hands of Avis customers."

The TomTom GO 700, TomTom's full feature, top of the range all-in-one navigation device, offers both business and leisure travellers the fullest navigation experience to date. So whether it's zipping around a foreign city for a business meeting or travelling to an exotic holiday location, this personal and portable car navigation solution will take all the stress out of driving across Europe.

The TomTom GO 700 features pre-installed full street level maps for Western and Eastern Europe, meaning wherever you find yourself, Avis customers will now be able to get to their destination quicker and easier than ever before.

The integrated Bluetooth functionality of the TomTom GO 700 allows drivers to safely and comfortably take and make phone calls while still receiving map directions, via a connection to a Bluetooth enabled phone. This not only ensures drivers can still navigate from A to B, it also means they can receive calls without

taking their hands off the steering wheel. This allows drivers to fully concentrate on the road ahead - making for a safer journey.

As part of the Avis package, the TomTom GO 700 features the TomTom PLUS Traffic service which will allow users to receive real-time traffic information and help with finding the best routes to avoid traffic delays. This ensures that the driver will remain constantly up-to-date and navigate safely and quickly to their chosen destinations.

"Bringing Avis customers TomTom's top of the range GO 700 with full European mapping and unbeatable features, continues the Avis tradition of 'We try harder.'", said Sarah Orchard, Customer Marketing Manager, Avis Europe. "TomTom's innovation will provide our customers with the peace of mind and stress-free car rental experience that they want."

* From July the Avis Navigation service will be available at selected locations in The Netherlands, Belgium, Austria, Portugal, France, Germany, Czech Republic and Switzerland. The roll-out of this service to all major Avis airport locations is due to be completed by the end of 2005.

For more information on TomTom please contact:

Kezia Anim-Addo
Hill & Knowlton
Telephone: 0207 973 4469
Email: kanim-addo@hillandknowlton.com

Dan Leach
Hill & Knowlton
Telephone: 020 7413 3044
Email: dleach@hillandknowlton.com

For more information on Avis Europe please contact:

Hilary White
IR & Corporate Communications Manager
Avis Europe
+44 1344 426644
E-mail hilary.white@avis-europe.com

**About TomTom**

TomTom NV is a leading provider of personal navigation products and services to the consumer market. TomTom's products are developed with an emphasis on innovation, quality, ease of use and value. TomTom's products include all-in-one navigation devices which enable customers to navigate right out of the box, as well as navigation software products which integrate with third party devices such as PDAs and smartphones. TomTom's portfolio of products and services includes the award-winning TomTom GO family of integrated navigation devices, the TomTom Navigator software for PDAs, TomTom MOBILE navigation software for smartphones and TomTom Plus, a location-based

SEC File Number 82-34879

tomtom®

# TomTom Fishes Out A Wanda-ful Deal With John Cleese

TomTom teams up with Mr. Cleese to provide downloadable celebrity voice on TomTom PLUS

**29 June, 2005 UK -** TomTom, Europe's leading navigation solution provider, today announces a first-of-its-kind partnership with *Monty Python* and *A Fish Called Wanda* star John Cleese that will see the actor/comedian provide his unique voice to TomTom's full range of personal navigation devices.

John Cleese, the award winning actor who has starred in some of the funniest and most memorable films and TV programmes can now direct you anywhere across Europe or straight to Fawlty Towers if you like. Cleese's voice can be simply downloaded onto any TomTom product* through TomTom PLUS, TomTom's personalised navigation services.

With John Cleese's comedic voice directing you you'll be certain to successfully navigate your way around the thousands of cities, streets and points of interest in the UK and across Europe – arriving with a smile on your face.

Harold Goddijn, TomTom's chief executive officer, says, "As a personal fan of the Monty Python sketches this is really fantastic news, and from a TomTom perspective this emphasises the fun we are bringing to satellite navigation".

He continues, "This is a first for personal navigation and further proof that TomTom is constantly developing its products and services to extend our position as the market leader. John Cleese's voice is instantly recognisable and gives us a perfect platform to extend our TomTom PLUS services and deliver even greater value to our customers."

TomTom PLUS users can now download a range of live content including TomTom Traffic, TomTom Weather, TomTom Safety Cameras and TomTom Voices. The John Cleese download costs €9.95 (including VAT) and is available at www.tomtom.com/plus.

TomTom PLUS services can be purchased via the TomTom website (www.tomtom.com).

**- ends -**

*For customers who have purchased or upgraded to TomTom GO 300, TomTom GO 500, TomTom GO 700, TomTom MOBILE 5, or TomTom NAVIGATOR 5

For more information, please contact:

Kezia Anim-Addo
Hill & Knowlton
Telephone: 0207 973 4469
Email: kanim-addo@hillandknowlton.com

Dan Leach

tomtom®

# TomTom GO all-in-one car navigation devices launch in Australia

*Australian operations – first office in Asia Pacific*

**Sydney, 14 June 2005** – TomTom, a leading provider of personal navigation products and services, today announced the Australian launch of its award-winning TomTom GO all-in-one portable car navigation devices, plus the opening of its first Asia Pacific operations in Sydney, Australia.

Now Australians can find their way like a local – wherever they are – thanks to TomTom's Australia wide maps providing door-to-door spoken and on-screen instructions anywhere from Sydney to Melbourne, Hobart to Perth and every address in between – just tap in your destination on the touch-screen and off you go. TomTom is the smart and easy way to get users from A to B, whatever the destination.

Australia currently has the world's second-highest car driving ownership rate, with 59.8% of Australians owning two cars or more[1], and 80% of motorised travel made up of private vehicles[2]. Australians also perform an estimated 53.4 million private transport trips per week[3]. Australians love affair with driving means that the ability to move a TomTom from one car to another, combined with its stylish and compact nature, is in a prime position to take advantage of the burgeoning market.

"The world is constantly on the move and the new TomTom GO range ensures that people have a smart, easy-to-use car navigation solution to help them stop searching and start finding," Harold Goddijn, TomTom's chief executive officer. "No other navigation system delivers this much performance and so many cutting edge features at the price points that TomTom GO offers."

"We hope to replicate the outstanding success that we've garnered in the European market where we've captured 65% market share," said Goddijn.

Remo Behdasht has been appointed Country Manager for the Australian operations. Prior to establishing TomTom Australia, he was stationed at the company's Head Office in Amsterdam and was the Regional Manager for German, Austrian and Swiss markets, where he was instrumental in helping the company capture a dominant share of the European market.

## **Australian TomTom GO Range**

The Australian TomTom GO range is initially comprised of two models (TomTom GO 500 and TomTom GO 300) and provides navigation solutions to meet all users' needs.

### ***TomTom GO 500***

The TomTom GO 500 comes with hands-free calling via Bluetooth™, linking to your mobile phone and giving the driver the ability to make and answer calls through the touch screen of the TomTom GO (no need for a mobile phone car-kit anymore), as well as a remote control unit that you can use anywhere in the car.

The TomTom GO 500 also comes with pre-installed, detailed Australian maps so you can simply plug and GO – no installation required. You can go door-to-door across the entire country and seamlessly find your way to any town in Australia.

### ***TomTom GO 300***

Completing the new GO range is TomTom GO 300. TomTom GO 300 features all the great navigation of the award-winning TomTom GO at an accessible price. TomTom GO 300 offers the latest street-level Australian maps that include details for each town and city.

**SOFTWARE:**

Building on the features that made the original TomTom GO so popular in Europe, the Australian TomTom GO is as equally easy to use.
Features include:

- Itinerary planning to allow multiple stops on a journey
- Crystal-clear 3D graphics
- New routing calculation options (fastest route, shortest route, avoid toll roads)
- Updated and improved fully connected maps

- Over 30 languages including Polish, Czech, Turkish, Serbian, Croatian, Greek, Chinese (Mandarin and Cantonese) and Russian
- Automatic adjustment in volume of the voice instruction based on changes in car speed
- A demonstration view that lets you test and review your trip before you actually start driving
- Millions of points of interest including parking, petrol stations, hotels and restaurants with an optional automatic alert option as you approach one
- Fully charged battery life of five hours

---

**TomTom GO Features and Accessories At A Glance**

| TomTom GO | 300 | 500 |
|---|---|---|
| TomTom GO unit | ✓ | ✓ |
| Built-in-Bluetooth™ receiver | ✓ | ✓ |
| Ultra-sensitive GPS receiver | ✓ | ✓ |
| Hands-free phone capability | - | ✓ |
| Remote control + batteries | - | ✓ |
| Built-in loudspeaker and microphone | | ✓ |
| Long-life battery for wireless use | ✓ | ✓ |
| Processor | 200 MHz | 400 MHz |
| Memory | 32 MB | 32 MB |
| Product code and registration card | ✓ | ✓ |
| Cigarette lighter charger/adapter | ✓ | ✓ |
| USB cable | ✓ | ✓ |
| CD-ROM User Manual | ✓ | ✓ |
| Cary case + screen cloth | ✓ | ✓ |
| Easy Set-up Poster & Quick Start Guide | ✓ | ✓ |
| Accessories catalogue | ✓ | ✓ |

| | | |
|---|---|---|
| Power cable and plug adapters | ✓ | ✓ |
| Software and maps of all Australia on SD | ✓ | ✓ |

**Pricing & Availability:**

- TomTom 300 is priced at $1,099 and is available from Harvey Norman stores nationally.
- TomTom 500 price to be advised mid-July. Device will be available from Harvey Norman stores from mid-July 2005.

For more information, please contact:

Veronica Colvin
Hill & Knowlton
Ph: (02) 9286 1243
Email: vcolvin@hillandknowlton.com.au

---

About TomTom
TomTom International BV is a leading provider of personal navigation products and service. TomTom's products are easy-to-use and include all-in-one navigation devices, as well as navigation software products which integrate with third party devices such as PDAs and smartphones. TomTom BV was founded in 1991 in Amsterdam and has offices in The Netherlands, United Kingdom, France and USA. TomTom's product are sold through a network of top retailers in 16 countries. To learn more about TomTom, visit: www.tomtom.com.

[1] AC Nielsen 2005
[2] NSW Travel Data Centre 2001 Household Travel Survey
[3] NSW Travel Data Centre 2001 Household Travel Survey

tomtom®

# TomTom and Lancia 'United Against Ugliness'

~ TomTom partners with Lancia to offer new purchasers of the Ypsilon one of the most stylish in-car navigation solutions- TomTom GO 700 ~

**7 June 2005, Italy** - TomTom, a leading personal and in-car navigation solution provider, today announced a new partnership with Lancia to bring its brand new all-in-one, award-winning navigation solution the TomTom GO 700 to the stylish Ypsilon car model, as part of Lancia's United Against Ugliness campaign.

For two months, starting on 1 June, 2005 the TomTom GO 700 will be provided free with all new Lancia Ypsilon's sold in Italy. This deal marks the European introduction of the TomTom GO 700 which was announced at CeBIT 2005.

The offer forms part of Lancia's 'United Against Ugliness' campaign which embraces people from different cultures to engage in a battle against ugliness. The tongue in cheek movement appeals for beauty, desirability and good taste and places the Lancia Ypsilon as a symbol vehicle of the campaign. With the TomTom GO 700, the campaign now enters a new horizon: helping people to achieve the beauty of finding their way the easy way.

The TomTom GO 700 is the latest full feature, top of the range, stylish, all-in-one navigation device from TomTom and will be offered free with every new purchase of the Lancia Ypsilon.

Drivers of the Lancia Ypsilon will be able to take advantage of TomTom GO 700's functionality, ensuring they have an easy-to-use, well designed and portable in-car navigation solution. The TomTom GO 700 comes complete with strong features, such as a high capacity internal hard disk that comes pre-installed with one seamless, full, street level map for Western and Eastern Europe.

As a result, driving door-to-door across Europe will be completely effortless for the style savvy Ypsilon driver. The TomTom GO 700 also comes with a remote control and the most up to date maps available on the market.

Additionally the TomTom GO 700's built in Bluetooth functionality enables it to be used as a hands-free kit for Bluetooth-enabled mobile phones. By connecting to the driver's phone via Bluetooth wireless technology, Ypsilon drivers can safely and comfortably take and make calls while navigating from A to B.

"With TomTom GO 700, Lancia Ypsilon drivers will have a high quality and innovative navigation solution that is also personal and easy to use," said Harold Goddijn, chief executive officer of TomTom. "The Lancia Ypsilon is ideal for drivers who want a high-quality car that is stylish and also has top performance - making it a perfect partner for the TomTom GO."

Antonio Baravalle, responsible of Brand and Commercial Lancia, said, "TomTom is a young and innovative brand that creates products where technology meets fashion. We continuously search for innovative solutions combined with the capacity to create beautiful things. TomTom GO 700 is a desirable, exciting and high-quality navigation device and it is the top product of the TomTom range which is a perfect fit for our brand."

Lancia drivers will also have access to TomTom PLUS – TomTom's personalised navigation services including real time information on traffic congestions, weather conditions and extra downloads, such as even more detailed city maps, additional voices, points of interest and much more, which means driving across Europe is now easier than ever. Add to these further customisable points of interest, and Ypsilon drivers will have an impeccable navigation experience.

The innovative campaign addresses urban-chic professionals that are attracted to trendy products with personality, substance and quality.

- ENDS -

For more information please contact:

[Enter contact details]

**About TomTom**

TomTom is a leading provider of personal navigation products and services to the consumer market. TomTom's products are developed with an emphasis on innovation, quality, ease of use and value. TomTom's products include all-in-one navigation devices which enable customers to navigate right out of the box, as well as navigation software products which integrate with third party devices such as PDAs and smartphones. TomTom's portfolio of products and services includes the award-winning TomTom GO family of integrated navigation devices, the TomTom Navigator software for PDAs, TomTom MOBILE navigation software for smartphones and TomTom Plus, a location-based content and services offering for TomTom's navigation products. TomTom was founded in 1991 in Amsterdam and has offices in the Netherlands, the

United Kingdom, the United States and Taiwan. TomTom's products are sold through a network of leading retailers in 17 countries and online.

tomtom®



# Get Dad 'GO'ing This Father's Day

(Insert Country), **XX May 2005** – Is Dad always late because of the traffic? Does he steadfastly refuse to ask for directions when he's clearly lost? If so, why not ditch the traditional socks and aftershave this Father's Day and get him the ultimate driving companion – the TomTom GO.

TomTom GO is TomTom's all-in-one car navigation device. It's not only cool looking, but will help your Dad get to where he wants to go without having to be embarrassed at asking directions. And more importantly it will make him the envy of all his friends as he gets everywhere first. It's easy to use, portable and will draw to an end all the family rows caused by Dad coming home late.

With its clear voice instructions and 3D maps of his journey there is no excuse for Dad to get lost. But if he does take the wrong turn TomTom GO will get him safely back on track in no time, giving him time for the more important things in life, such as playing golf. And with no complicated software installation or downloading of maps, he can simply plug and GO.

With TomTom GO now being available with remote control*, Dad can now "road surf" in his car instead of "channel surf" on the sofa. The TomTom PLUS customisable Points of Interest will help him find his favourite football stadiums, bars or even a restaurant for a family dinner.

Is Dad always on the road? With the Bluetooth hands-free car kit Dad can keep his hands on the wheel while calling his family for a catch up. Or if he's on his way home why not call him to get him to pick up some groceries on the way home? With the thousands of Points of Interest he can quickly divert to the nearest shop and be back on the road in no time. Perhaps he'll even be back early enough to cook dinner.

So whether your Dad needs to visit his mates, go to a business meeting or see his favorite team play away, this device is designed to make his life easier. Giving him the chance to spend more time on the activities he enjoys.

For more information visit the TomTom website at www.tomtom.com.

**- ends -**

For more information, please contact: **[Add Country PR details]**

* Remote control function comes as standard with the TomTom GO 700 and is a optional extra to buy with TomTom GO 500

---

**About TomTom**
TomTom is a leading provider of personal navigation products and services to the consumer market. TomTom's products are developed with an emphasis on innovation, quality, ease of use and value. TomTom's products include all-in-one navigation devices which enable customers to navigate right out of the box, as well as navigation software products which integrate with third party devices such as PDAs and smartphones. TomTom's portfolio of products and services includes the award-winning TomTom GO family of integrated navigation devices, the TomTom Navigator software for PDAs, TomTom MOBILE navigation software for smartphones and TomTom Plus, a location-based content and services offering for TomTom's navigation products. TomTom was founded in 1991 in Amsterdam and has offices in the Netherlands, the United Kingdom, the United States and Taiwan. TomTom's products are sold through a network of leading retailers in 17 countries and online.

**NOT FOR RELEASE, DISTRIBUTION OR PUBLICATION INTO OR IN THE UNITED STATES, AUSTRALIA, CANADA OR JAPAN**

PRESS RELEASE

tomtom®

# Initial Public Offering of TomTom NV: Full Exercise of Over-allotment Option

**2 June 2005** - TomTom NV ("TomTom"), a leading provider of personal navigation products and services, announces that Goldman Sachs International and Lehman Brothers, as joint global coordinators and joint bookrunners, have fully exercised their over-allotment option to require the selling shareholders to sell an additional 4,017,857 existing ordinary shares at a price of €17.50 per ordinary share.

For more information on the initial public offering and TomTom, refer to the final prospectus dated 26 May 2005. A copy of the final prospectus may be obtained at TomTom (Rembrandtplein 35, 1017 CT Amsterdam), Fortis Bank (Rokin 55, 1012 KK Amsterdam, tel: +31 20 527 2467), Kempen & Co (Beethovenstraat 300, 1077 WZ, Amsterdam, tel: +31 20 348 8500) and Rabo Securities (Amstelplein 1, 1096 HA, Amsterdam, tel: +31 20 462 4602). The electronic version of the final prospectus is available on the website of Euronext, www.euronext.com.

---

About TomTom
TomTom NV is a leading provider of personal navigation products and services to the consumer market. TomTom's products are developed with an emphasis on innovation, quality, ease of use and value. TomTom's products include all-in-one navigation devices which enable customers to navigate right out of the box, as well as navigation software products which integrate with third party devices such as PDAs and smartphones. TomTom's portfolio of products and services includes the award-winning TomTom GO family of integrated navigation devices, the TomTom Navigator software for PDAs, TomTom MOBILE navigation software for smartphones and TomTom Plus, a location-based content and services offering for TomTom's navigation products. TomTom was founded in 1991 in Amsterdam and has offices in the Netherlands, the United Kingdom, the United States and Taiwan. TomTom's products are sold through a network of leading retailers in 17 countries and online.

---

This announcement is not an offer to sell or a solicitation of any offer to buy the securities of TomTom (the "Company", and such securities, the "Securities") in the United States or in any other jurisdiction.

The Securities have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States unless registered under the Securities Act or an exemption from such registration is available. No public offering of Securities of the Company is being made in the United States.

This communication is directed only at (i) persons outside the United Kingdom, or (ii) persons having professional experience in matters relating to investments who fall within the definition of "investment professionals" in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 or (iii) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001. Any investment or investment activity to which this communication relates is only available to and will only be engaged in with such persons and persons within the United Kingdom who receive this communication (other than persons falling within (ii) and (iii) above) should not rely on or act upon this communication.

Stabilisation / FSA

Goldman Sachs International and Lehman Brothers are acting exclusively for the Company and no one else and will not be responsible to anyone other than the Company for providing the protections afforded to clients of Goldman Sachs International and Lehman Brothers.

All investment is subject to risk. The value of the securities offered may go down as well as up. Past performance is no guarantee of future returns. Potential investors are advised to seek expert financial advice before making any investment decision.

SEC File Number 82-34879

NOT FOR DISTRIBUTION IN THE UNITED STATES, AUSTRALIA, CANADA AND JAPAN

**Media Alert:**

# TomTom Announces TomTom NAVIGATOR 5 European Upgrade Programme

~ TomTom NAVIGATOR 5 Features Most Up To Date European Map Data Available Anywhere and Key New Features for only €59 ~

**31 May 2005, UK** – TomTom, a leading navigation solution provider, today announced the availability of an upgrade programme for owners of earlier editions of TomTom NAVIGATOR solutions. For only €59, TomTom offers all existing European TomTom NAVIGATOR customers* to benefit from TomTom NAVIGATOR 5's new and improved software and detailed maps of all of Europe.

"NAVIGATOR 5 is the best navigation solution TomTom has ever had for the PDA and we want to make sure that existing NAVIGATOR customers can benefit from all the new features," said Harold Goddijn, TomTom chief executive officer. "For only €59 all customers will have the industry's most up-to-date street level map data for all of Europe, even if they only had one region with a previous version of NAVIGATOR. Map coverage will also include never before available maps for Poland and Czech Republic, and all maps will be connected by seamless cross border navigation to all major towns of Europe. The updated maps, enhanced features, in addition to TomTom's legendary ease of use makes this one of the best upgrades the navigation industry has ever seen."

Key new features included in NAVIGATOR 5 will be improved route planning, such as planning multiple waypoints and destinations, as well as the ability to plan and review a route and scenario before beginning a journey. Additionally, NAVIGATOR 5 features full postal code support for Great Britain and The Netherlands. The new software allows any user of the new NAVIGATOR 5 to try out the new TomTom PLUS services and downloads further enhancing the overall navigation experience with TomTom products.

Customers who upgrade will receive a CD map set of the following countries:

- Great Britain
- Germany, Poland** and Czech Republic**
- Austria and Switzerland
- Italy
- Norway, Sweden, Denmark and Finland
- Netherlands, Belgium, Luxembourg
- France
- Spain, Portugal and Andorra



*Detailed maps of all Europe with seamless cross-border navigation possibility*

There is also a €59 upgrade for European customers who own 'Maps of USA and Canada' to receive the latest NAVIGATOR 5 software and a complete set of 'Maps of USA and Canada' on CD-ROM. This includes detailed state map coverage and interstate navigation to all major cities in the USA and Canada.

**PRICE AND AVAILABILITY**
TomTom NAVIGATOR 5 upgrade programme will be available on 31 May 2005. The upgrade price is €59 including VAT, excluding shipping and handling costs. For more information on how to order, or detailed information on map updates please visit the TomTom website (www.tomtom.com).

* Eligible customers include owners of TomTom Navigator 2, TomTom Navigator 3, TomTom Navigator for palmOne, and the TomTom HP Navigation Packs for the HP iPAQ rz1710 Pocket PC and HP iPAQ hx2110.
** New regions available for the first time for TomTom NAVIGATOR 5.

**- ends -**

For more information, please contact:

Jessie Hornblass
Hill & Knowlton
Telephone: 0207 973 4469
Email: jhornblass@hillandknowlton.com

Dan Leach
Hill & Knowlton
Telephone: 020 7413 3044
Email: dleach@hillandknowlton.com

---

About TomTom
TomTom is a leading provider of personal navigation products and services to the consumer market. TomTom's products are developed with an emphasis on innovation, quality, ease of use and value. TomTom's products include all-in-one navigation devices which enable customers to navigate right out of the box, as well as navigation software products which integrate with third party devices such as PDAs and smartphones. TomTom's portfolio of products and services includes the award-winning TomTom GO family of integrated navigation devices, the TomTom Navigator software for PDAs, TomTom MOBILE navigation software for smartphones and TomTom Plus, a location-based content and services offering for TomTom's navigation products. TomTom was founded in 1991 in Amsterdam and has offices in The Netherlands, United Kingdom, the United States and Taiwan. TomTom's products are sold through a network of top retailers in 17 countries and online.
To learn more about TomTom, visit: www.tomtom.com.

**NOT FOR RELEASE, DISTRIBUTION OR PUBLICATION INTO OR IN THE UNITED STATES, AUSTRALIA, CANADA OR JAPAN**

tomtom

PRESS RELEASE – 26 May 2005

# TomTom IPO Priced at €17.50 per share

*Amsterdam, 26 May, 2005* – TomTom NV ("TomTom"), a leading provider of personal navigation products and services, announced today that it priced the initial public offering on Euronext Amsterdam of 26.8 million ordinary shares being sold by TomTom and the selling shareholders at €17.50 per share. The IPO consists of an offering by TomTom of 7.1 million shares and an offering by the selling shareholders of 19.6 million shares. The selling shareholders have granted to the underwriters an option, exercisable within 30 days after the settlement date, pursuant to which the underwriters may require the selling shareholders to sell up to an additional 4.0 million shares to cover any over-allotments. Immediately after the IPO, TomTom will have 107,142,857 shares outstanding, assuming the over-allotment option is not exercised.

The shares will be listed on Eurolist by Euronext Amsterdam under the symbol "TOM2". Trading in the shares is expected to commence on 27 May 2005. The settlement date is expected to occur on or about 1 June 2005.

Harold Goddijn, the CEO of TomTom, commented: "We are delighted with the success of the IPO. Through the IPO we have acquired a strong financial basis to further grow our business. From our leading position in the integrated personal navigation device market in Europe, we aim to grow by expanding our product portfolio, continuing to innovate and building the TomTom brand."

TomTom raised approximately €125.0 million of gross proceeds from the IPO. It intends to use the net proceeds primarily for general corporate purposes, including research and development into new products and technologies, international expansion and for working capital. In addition, TomTom may use a portion of the net proceeds to acquire or invest in businesses, products, technologies or innovations which complement its business and support its growth strategy.

Goldman Sachs International and Lehman Brothers are acting as joint global coordinators and joint bookrunners in connection with the IPO. Fortis Bank, Kempen & Co and Rabo Securities are acting as co-lead managers

**Prospectus**

For more information on the IPO and TomTom, we refer to the final prospectus dated 26 May 2005. A copy of the final prospectus may be obtained at TomTom (Rembrandtplein 35, 1017 CT Amsterdam), Fortis Bank (Rokin 55, 1012 KK Amsterdam, tel: +31 20 527 2467), Kempen & Co (Beethovenstraat 300, 1077 WZ, Amsterdam, tel: +31 20 348 8500) and Rabo Securities (Amstelplein 1, 1096 HA, Amsterdam, tel: +31 20 462 4602). The electronic version of the final prospectus will be available on the website of Euronext, www.euronext.com.

**Company Description**

*TomTom is a leading provider of personal navigation products and services to the consumer market. TomTom's products are developed with an emphasis on innovation, quality, ease of use and value. TomTom's products include all-in-one navigation devices which enable customers to navigate right out of the box, as well as navigation software products which integrate with third party devices such as PDAs and smartphones. TomTom's portfolio of products and services includes the award-winning TomTom GO family of integrated navigation devices, the TomTom Navigator software for PDAs, TomTom MOBILE navigation software for smartphones and TomTom Plus, a location-based content and services offering for TomTom's navigation products. TomTom was founded in 1991 in Amsterdam and has offices in the Netherlands, the United Kingdom, the United States and Taiwan. TomTom's products are sold through a network of leading retailers in 17 countries and online.*

*For further information, please contact:*
*Citigate First Financial*
*Martha van Dijk*
*Telephone: +31 20 575 4014*

**This announcement is not an offer to sell or a solicitation of any offer to buy the securities of TomTom (the "Company", and such securities, the "Securities") in the United States or in any other jurisdiction.**

**The Securities have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States unless registered under the Securities Act or an exemption from such registration is available. No public offering of Securities of the Company is being made in the United States.**

**This communication is directed only at (i) persons outside the United Kingdom, or (ii) persons having professional experience in matters relating to investments who fall within the definition of "investment professionals" in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 or (iii) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001. Any investment or investment activity to which this communication relates is only available to and will only be engaged in with such persons and persons within the United Kingdom who receive this communication (other than persons falling within (ii) and (iii) above) should not rely on or act upon this communication.**

Stabilisation / FSA

**Certain statements in this announcement are forward-looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties described in the Prospectus that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements.**

**Goldman Sachs International and Lehman Brothers are acting exclusively for the Company and no one else and will not be responsible to anyone other than the Company for providing the protections afforded to clients of Goldman Sachs International and Lehman Brothers.**

**All investment is subject to risk. The value of the securities offered may go down as well as up. Past performance is no guarantee of future returns. Potential investors are advised to seek expert financial advice before making any investment decision.**

**NOT FOR RELEASE, DISTRIBUTION OR PUBLICATION INTO OR IN THE UNITED STATES, AUSTRALIA, CANADA OR JAPAN**

tomtom

PRESS RELEASE - 13 May 2005

# TomTom announces Q1 results and details of intended IPO on Euronext Amsterdam

- Strong increase in Q1 2005 revenues and net profit as compared with Q1 2004
- Offer price expected to be in the range of €14.0 and €18.5 per share (inclusive)
- Subscription for the shares will open on Monday, 16 May 2005

| Key figures (in € millions) | unaudited Q1 2005 | Q1 2004 |
|---|---|---|
| Revenues | 66.2 | 14.2 |
| Operating profit | 18.5 | 2.8 |
| Net profit | 13.8 | 2.0 |

*Amsterdam, 13 May, 2005* – TomTom NV ("TomTom"), a leading provider of personal navigation products and services, today announced its financial results for the first quarter of 2005. TomTom's revenues for the first quarter increased from € 14.2 million in 2004 to € 66.2 million in 2005. The year on year growth was due primarily to sales of the TomTom GO, which started shipping in the second quarter of 2004. Net profit for the quarter rose from € 2.0 million in 2004 to € 13.8 million in 2005.

TomTom also announced details of its intended initial public offering on Euronext Amsterdam. The offer price is expected to be in the price range of € 14.0 to € 18.5 per share (inclusive). The subscription period for the shares starts on 16 May 2005, at 09.00 hours CET.

Harold Goddijn, the CEO of TomTom said: *"Our early focus on the personal navigation market has enabled us to build a strong consumer brand associated with high quality and easy to use navigation products. In the fast growing market of personal navigation products, we have been able to capture a leading position. The anticipated listing marks an important step in the company's development, enabling us to further expand our business."*

**The global offer**

The global offer comprises up to 7,142,857 new ordinary shares offered by TomTom, and up to 20,945,946 existing ordinary shares offered by the selling shareholders. The global offer will comprise of at least 26,351,351 shares in total. The right is reserved to proceed with the global offer if the minimum number of shares cannot be placed; in this instance a lower number of shares may be placed. Immediately after the global offer, TomTom expects to have 106,153,846 shares outstanding (assuming the mid-point of the price range). In connection with the global offer, the selling shareholders have granted to the joint book runners an over-allotment option, pursuant to which the underwriters may require the selling shareholders to sell up to 4,017,857 additional existing ordinary shares.

Goldman Sachs International and Lehman Brothers have been asked by TomTom to act as joint global coordinators and joint bookrunners in connection with the global offer. Fortis Bank, Kempen & Co and Rabo Securities have been appointed as co-lead managers.

The offer price will be determined on the basis of a book-building process. The subscription period for the shares lasts from 09.00 hours CET on 16 May 2005, to 16.00 hours CET on 26 May 2005. TomTom reserves the right to close the subscription period at an earlier date and time or to extend the subscription period. TomTom also reserves the right to change the price range of the offer, or the maximum number of shares being offered prior to the end of the subscription period, all in accordance with Euronext rules. TomTom expects to announce the offer price and the exact number of shares being offered on 26 May 2005.

Application has been made to list all TomTom's ordinary shares on Eurolist by Euronext Amsterdam under the symbol TOM2. The first day of trading is expected to be on 27 May 2005.

**Use of proceeds**

TomTom intends to use the net proceeds from the global offer primarily for general corporate purposes, including research and development into new products and technologies, international expansion and for working capital. In addition, TomTom may use a portion of the net proceeds to acquire or invest in businesses, products, technologies or innovations which complement its business and support its growth strategy.

**Preliminary prospectus**

For more information on the global offer and TomTom we refer to the preliminary prospectus and the advertisement regarding the general availability of the preliminary prospectus, which is published today. Prospective investors should base their decision whether to buy shares in the global offer solely on the prospectus. The preliminary prospectus and, when published, the final prospectus will be available at TomTom (Rembrandtplein 35, 1017 CT Amsterdam), Fortis Bank (Rokin 55, 1012 KK Amsterdam, tel: +31 20 527 2467), Kempen & Co (Beethovenstraat 300, 1077 WZ, Amsterdam, tel: +31 20 348 8500) and Rabo Securities (Amstelplein 1, 1096 HA, Amsterdam, tel: +31 20 462 4602). The electronic version of the preliminary prospectus and, when published, the final prospectus will be available on the website of Euronext, www.euronext.com.

**Company Description**

*TomTom is a leading provider of personal navigation products and services to the consumer market. TomTom's products are developed with an emphasis on innovation, quality, ease of use and value. TomTom's products include all-in-one navigation devices which enable customers to navigate right out of the box, as well as navigation software products which integrate with third party devices such as PDAs and smartphones. TomTom's portfolio of*

*products and services includes the award-winning TomTom GO family of integrated navigation devices, the TomTom Navigator software for PDAs, TomTom MOBILE navigation software for smartphones and TomTom Plus, a location-based content and services offering for TomTom's navigation products. TomTom was founded in 1991 in Amsterdam and has offices in the Netherlands, the United Kingdom, the United States and Taiwan. TomTom's products are sold through a network of leading retailers in 17 countries and online.*

*To learn more about TomTom, visit: www.tomtom.com.*

*For further information, please contact:*
*Citigate First Financial*
*Martha van Dijk*
*Telephone: +31 20 575 4014*

**This announcement is not an offer to sell or a solicitation of any offer to buy the securities of TomTom (the "Company", and such securities, the "Securities") in the United States or in any other jurisdiction.**

**The Securities have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States unless registered under the Securities Act or an exemption from such registration is available. No public offering of Securities of the Company is being made in the United States.**

**This communication is directed only at (i) persons outside the United Kingdom, or (ii) persons having professional experience in matters relating to investments who fall within the definition of "investment professionals" in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 or (iii) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001. Any investment or investment activity to which this communication relates is only available to and will only be engaged in with such persons and persons within the United Kingdom who receive this communication (other than persons falling within (ii) and (iii) above) should not rely on or act upon this communication.**

**Stabilisation / FSA**

**Certain statements in this announcement are forward-looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that**

could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements.

Goldman Sachs International and Lehman Brothers are acting for the Company and no one else and will not be responsible to anyone other than the Company for providing the protections afforded to clients of Goldman Sachs International and Lehman Brothers.

All investment is subject to risk. The value of the securities offered may go down as well as up. Past performance is no guarantee of future returns. Potential investors are advised to seek expert financial advice before making any investment decision.

tomtom®

**NOT FOR DISTRIBUTION IN THE UNITED STATES, AUSTRALIA, CANADA AND JAPAN**

# TomTom Launches Safety Camera Alerts

~New TomTom PLUS service encourages safe driving and contributes to reduced speeding fines ~

**Amsterdam, 11 May 2005** - TomTom, a leading navigation solution provider, today introduces its first service bringing a package of tested safety camera alerts across the UK to your fingertips. The safety camera service combines TomTom's award winning ease of use with TomTom PLUS, TomTom's personalised navigation services.

The new service enables TomTom GO 300, 500 and 700, TomTom MOBILE and TomTom NAVIGATOR customers across the UK to download safety camera alerts onto their TomTom device contributing to reduced speeding by drivers throughout the UK.

"With this new service, TomTom is changing the way people experience car navigation, as well as how UK drivers get from A to B" said Harold Goddijn, TomTom's CEO. "An extensive number of speed cameras have been validated and are available for download from a single source-our TomTom PLUS website: www.tomtom.com. With the most up-to-date information, TomTom offers users a customised navigation experience."

Safety cameras have proven controversial with the UK public. The TomTom Safety Camera Service will help motorists identify and then alert where safety cameras are and thus encourage them to drive more safely, while at the same time save themselves money wasted on fines.

The Safety Camera download will be available for €69.95 (£49.82) from the TomTom website: www.tomtom.com. This integrated navigation and safety camera service is an affordable alternative to costly separate systems as well as saving on fines.

TomTom has checked safety camera locations and marked them with their own GPS position which causes an alert on a customer's TomTom device. Unlike maps and atlases that may include safety camera information that could be quickly out of date, the TomTom service is updated on a monthly basis so it will be more accurate than many other services available on the market.

In addition, TomTom invites customers to report any new safety cameras through the TomTom PLUS community website. These will then be checked by TomTom and added to the service.

As with all TomTom products, the safety camera download is simple to install and intuitive to use. Customers first need to activate the service on the TomTom website, than classic TomTom GO owners can simply plug the TomTom device into an Internet-connected PC and download the service directly on to the unit. For customers with new versions of TomTom GO, TomTom MOBILE and TomTom NAVIGATOR products, it will be possible for the camera alerts and all subsequent updates to be downloaded via a GPRS-enabled phone directly to their device.

For more information, please contact:
Dan Leach
Hill & Knowlton
Telephone: 020 7413 3044
Email: dleach@hillandknowlton.com

Jessica Hornblass
Hill & Knowlton
Telephone: 020 7413 3238
Email: kanim-addo@hillandknowlton.com

---

About TomTom
TomTom BV is a leading provider of personal navigation products and service. TomTom's products are easy-to-use and include all-in-one navigation devices, as well as navigation software products which integrate with third party devices such as PDAs and smartphones. TomTom BV was founded in 1991 in Amsterdam and has offices in The Netherlands, United Kingdom, Taiwan, and the USA. TomTom's product are sold through a network of retailers in 16 countries. To learn more about TomTom, visit: www.tomtom.com.

**NOT FOR RELEASE, DISTRIBUTION OR PUBLICATION INTO OR IN THE UNITED STATES, AUSTRALIA, CANADA OR JAPAN**

PRESS RELEASE - 29 April 2005

# TomTom 2004 Full Year Results

- Full Year 2004 revenue of € 192.4m, up from € 39.1m in 2003
- Net profit increased to € 27.7m in 2004 from € 6.2m in 2003
- Successful launch of TomTom GO in May 2004 with approximately 250,000 devices shipped in 2004
- Considering initial public offering on Euronext Amsterdam

Key figures
(in € millions)

| | 2004 | 2003 | Change |
|---|---|---|---|
| Revenues | 192.4 | 39.1 | 392% |
| Operating profit | 43.4 | 10.0 | 343% |
| Net profit | 27.7 | 6.2 | 347% |

*Amsterdam, 29 April, 2005* – TomTom Group B.V. ("TomTom"), a leading provider of personal navigation products and services, today announced its annual results for 2004. TomTom's total revenues increased from € 39.1 million in 2003 to € 192.4 million in 2004, and net profit increased from € 6.2 million in 2003 to € 27.7 million in 2004. The growth was due mainly to the successful release of the TomTom GO, which contributed approximately 60% of total revenues in 2004. The TomTom GO is TomTom's first all-in-one navigation device: GPS receiver, screen, maps and software in one device. TomTom began shipping the TomTom GO in May 2004 and sold approximately 250,000 devices in 2004 giving it a leading market share of around 52% in the Western European integrated personal navigation device market in 2004 according to CANALYS™ research. In 2004, TomTom generated approximately 97% of its revenue in Europe and the remainder in the United States.

Harold Goddijn, the CEO of TomTom: *"Our rapid growth to date has been entirely organic and has been driven by innovation, improved product designs, technology advances, and increased breadth of distribution."*

Marina Wyatt, the CFO of TomTom: *"We expect that 2005 will be another year of strong growth and profitability for TomTom as we build out our operations, distribution capability and product range."*

Alexander Ribbink, COO of TomTom: *"Attractive design, simplicity and ease of use are at the core of the user experience that we strive to create. The success of TomTom GO in 2004 has shown that this is well received by consumers."*

In 2004, several of TomTom's products were recognised for their high-quality by industry experts. The TomTom GO was chosen as RetailVision Europe's Fall 2004 "Best Hardware Product" and as CNET's 2004 "Best Available Choice for Quality, Performance, Design, and Service" among integrated navigation devices in August 2004. The TomTom Navigator has also won multiple product awards, including the PDA Essentials' "Killer Application" and "Best PDA Software" awards in 2004 and Connect Magazine's 2004 "Gold" award in the category of PDA-based systems.

**Recent Developments**

In March 2005, TomTom announced it will expand its product offering with the next generation of GO products and an updated version of TomTom MOBILE for mobile phones. In 2005 TomTom also introduced TomTom Plus – a location-based content and services offering for its navigation products, which includes real-time traffic and weather information.

TomTom is considering an initial public offering on Euronext Amsterdam. TomTom has appointed Goldman Sachs International and Lehman Brothers as its financial advisers.

**Company Description**

*TomTom is a leading provider of personal navigation products and services to the consumer market. TomTom's products are developed with an emphasis on innovation, quality, ease of use and value. TomTom's products include all-in-one navigation devices which enable customers to navigate right out of the box, as well as navigation software products which integrate with third party devices such as PDAs and smartphones. TomTom's portfolio of products and services includes the award-winning TomTom GO family of integrated navigation devices, the TomTom Navigator software for PDAs, TomTom MOBILE navigation software for smartphones and TomTom Plus, a location-based content and services offering for TomTom's navigation products.TomTom was founded in 1991 in Amsterdam and has offices in The Netherlands, United Kingdom, the United States and Taiwan. TomTom's products are sold through a network of top retailers in 17 countries and online.*

*To learn more about TomTom, visit: www.tomtom.com.*

*For further information, please contact:*

*Citigate First Financial*
*Martha van Dijk*
*Telephone: +31 20 575 4014*

The Securities have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States unless registered under the Securities Act or an exemption from such registration is available. No public offering of Securities of the Company is being made in the United States.

This communication is directed only at (i) persons outside the United Kingdom, or (ii) persons having professional experience in matters relating to investments who fall within the definition of "investment professionals" in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 or (iii) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001. Any investment or investment activity to which this communication relates is only available to and will only be engaged in with such persons and persons within the United Kingdom who receive this communication (other than persons falling within (ii) and (iii) above) should not rely on or act upon this communication.

Stabilisation / FSA
Certain statements in this announcement are forward-looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements.

Goldman Sachs International and Lehman Brothers are acting for TomTom and no one else and will not be responsible to anyone other than TomTom for providing the protections afforded to clients of Goldman Sachs International and Lehman Brothers.

**Media Alert:**

## TomTom Announces TomTom GO European Upgrade Programme

~ TomTom enables existing TomTom GO customers to benefit from the latest features and functionalities of the new TomTom GO software and the maps~

**25 April 2005, UK** - TomTom, a leading navigation solution provider, today announced the availability of an upgrade programme for current owners of TomTom GO[1]. This upgrade allows existing customers to benefit from TomTom's new and improved software with enhanced features and the latest upgraded regional maps. The upgraded maps and software are available at a great price to all current TomTom GO owners through the TomTom website, www.tomtom.com.

The upgrade programme offers current TomTom GO owners two different upgrade options:

Pre-installed on an SD card is a complete upgrade of the software and individual regional maps, fully connected to the major road network of Western Europe offering seamless cross border navigation across Europe. Users simply select the UK[2] country map, which is then delivered, pre-installed on the SD card complete with the updated software and the maps of major roads of Western Europe.
The upgrade is easy to do - users simply insert the new card into their TomTom GO for the changes to take effect – truly Plug & GO. This full upgrade comes at the minimal cost of only €79 including VAT (excluding shipping and handling costs).

Also on offer is a complete upgraded CD set of Maps of Western Europe[3]. This upgrade is available to all TomTom GO owners of the Maps of Western Europe on CD. It includes detailed map coverage of every region in Western Europe offering seamless cross border navigation across Europe. This CD set of up-to-date maps comes priced at just €59 including VAT (excluding shipping and handling costs).

As well as the latest most up-to-date maps[4], which include extra Points of Interest such as petrol stations, parking, restaurants, cash machines and hotels, the software has also been updated with the following new features, including:

- Full itinerary support, plan routes to multiple destinations and add stopping points on the journey
- Full detail postcode support (UK & Netherlands only)
- Route planning: pick the fastest, shortest routes or avoid toll bridges, congestion charge areas or the motorway
- Spoken instructions available in more than 30 languages
- On-screen interface available in 20 languages
- TomTom PLUS services: download extras such as new Points of Interest, city maps, new voices and safety cameras

---

[1] Eligible customers include all current owners of TomTom GO
[2] Users can only upgrade their current map for a map of the same region
[3] Regions offered on the Maps of Western Europe include: Germany, Poland and Czech Republic; Austria and Switzerland; Italy; Norway, Sweden, Denmark and Finland; Great Britain; Netherlands, Belgium & Luxembourg; France; Spain, Portugal and Andorra.
[4] Maps provided by Tele-Atlas, a worldwide leading provider of digital map databases.

## AVAILABILITY

The TomTom GO upgrade programme will be available from 25 April, 2005, at noon. For more information on how to order the TomTom GO upgrade package, please visit the TomTom website www.tomtom.com.

Please note this release is not for distribution in United States, Australia, Canada or Japan.

**- ends -**

For more information, please contact:

Kezia Anim-Addo
Hill & Knowlton
Telephone: 020 7413 3238
Email: kanim-addo@hillandknowlton.com

Jessie Hornblass
Hill & Knowlton
Telephone: 0207 973 4469
Email: jhornblass@hillandknowlton.com

---

About TomTom
TomTom BV is a leading provider of personal navigation products and services. TomTom's products are easy-to-use and include all-in-one navigation devices, as well as navigation software products which integrate with third party devices such as PDAs and smartphones. TomTom BV was founded in 1991 in Amsterdam and has offices in The Netherlands, United Kingdom and USA. TomTom's products are sold through a network of top retailers in 17 countries. To learn more about TomTom, visit: www.tomtom.com.

# APPENDIX "B" DOCUMENTS

# TomTom NV Q2 results: strong increase in revenues and net profit

tomtom®

Second quarter 2005

**Financial highlights:**

- Revenue of € 114.8 million, up 221% on the prior year and 73% on the previous quarter
- 262,000 integrated units shipped, up 143% on the previous quarter
- Net profit of € 22.1 million, up 306% on the prior year, and 61% on the previous quarter
- Fully diluted EPS of € 0.20 for the quarter

**Operational highlights:**

- Three new GO products, the GO 300, the GO 500, and the GO 700 launched
- TomTom Plus, real-time location based services offering launched
- European deals for the Toyota Aygo and Opel Corsa
- Expansion into Australia and further broadening of European distribution
- Cooperation with AVIS announced

**Outlook**

- Full year 2005: revenues expected to at least triple compared to 2004, with a broadly similar operating margin as 2004

| Key figures (in € millions) (unaudited) | Q2 2005 | Q2 2004 |
|---|---|---|
| Revenue | 114.8 | 35.8 |
| Operating profit | 27.0 | 8.6 |
| Net profit | 22.1 | 5.4 |
| EPS – fully diluted (€ per share) | 0.20 | 0.05 |

TomTom NV ('TomTom'), a leading provider of personal navigation products and services, reported today that it had grown turnover and profit substantially in the second quarter of 2005. TomTom's revenues for the second quarter increased from € 35.8 million in 2004 to € 114.8 million in 2005 and net profit rose from € 5.4 million in 2004 to € 22.1 million in 2005. The growth in revenues in the second quarter was primarily driven by the success of the GO 300, and by the GO 500 and the GO 700 following their introduction towards the end of the quarter.

**TomTom's Chief Executive Officer, Harold Goddijn said:**

"The market for personal navigation products and services is growing rapidly and TomTom is a key driver of this growth with our newly introduced range of GO products, the GO 300, GO 500, and GO 700. We continued to grow both revenues and profits strongly in the second quarter due to the success of our new products. We expanded our presence geographically and secured important partnerships in the automotive sector. Adding the TomTom Plus range of real time location based services enables us to provide the user with a richer navigation experience. We look forward to the rest of the year with confidence and we now expect revenues to at least triple compared with last year, with operating margins sustained at a broadly similar level to last year's full year reported operating margin."

**Market developments**

The total European and US car park is 418 million cars, and only 10% of new cars sold have a satellite navigation system fitted. 94% of cars on the road in Europe and 98% in the US do not have a satellite navigation system. Market acceptance for personal navigation products is accelerating faster than anticipated and there is continued high growth in the sector. This growth is being driven by more product choice and by lower price points for consumers. There is a move amongst consumers away from non-integrated solutions towards integrated, fit-for purpose devices. TomTom is well positioned with its newly updated product range to be one of the leaders in this rapidly developing market.

**Operational review**

We shipped our new family of GO products, the GO 300, GO 500, and GO 700 during the quarter. The three models each offer different functionality and price points, designed to gain mass market acceptance for our products. The majority of the GO units sold in the period were GO 300 units which started shipping in April. First shipments of the GO 500 and GO 700 took place towards the end of the quarter.

We are pleased with the progress we are making in the US. Distribution is increasing and we expect around 2,500 outlets to be selling our products by the end of the summer including Best Buy, Circuit City, CompUSA and Fry's Electronics. This network will give us meaningful national distribution for the first time. We also started shipping in Australia for the first time and we have had a positive reaction from this market so far.

We further deepened our distribution network across Western Europe to include, amongst others: Halfords in the UK; Brightpoint in Germany, Finland and Sweden; Inpro Technologia and PC City in Spain; Norauto in France; GEN-Art in Italy and ACR Braendli & Voegell in Switzerland. We also expanded into Eastern Europe with our first product sales in Poland and The Czech Republic.

In the automotive sector we have made good progress which is marked in particular by volume shipments for our pan-European automotive deal for the Opel Corsa and by first shipments for the Toyota Aygo. We also announced a new cooperation with AVIS to supply the GO 700 for hire at selected airport rental centres across Europe.

## Financial Review

Revenue

We delivered € 114.8 million of revenue in the quarter compared with € 35.8 million in the second quarter of 2004 and € 66.2 million in the first quarter of 2005. The growth in the quarter was driven by strong demand for integrated personal navigation products and services, and by the new products that we released in the period, especially the GO 300.

| | Q2 2005 | Q2 2004 | Change % |
|---|---|---|---|
| | (in € millions) (unaudited) | | |
| **Revenue** | | | |
| Integrated devices | 95.8 | 11.0 | 771% |
| Non-Integrated solutions | 12.6 | 23.4 | -46% |
| Other | 6.5 | 1.4 | 364% |
| **Total** | **114.8** | **35.8** | 221% |
| **Number of units sold** | | | |
| Integrated devices | 262,447 | 22,675 | 1057% |
| Non-Integrated solutions | 111,082 | 158,270 | -30% |
| **Total** | **373,529** | **180,945** | **106%** |
| **Average selling price (in €)** | | | |
| Integrated devices | 365 | 487 | -25% |
| Non-Integrated solutions | 114 | 148 | -23% |
| **Overall** | **290** | **190** | **53%** |

We shipped 262,000 GO units in the quarter. This volume was higher than the total number of units we shipped in all of 2004. The majority of the GO units sold in the period were GO 300 units, the lowest price point model of the three which has a lower average selling price (ASP) than the GO 500 and GO 700. The GO 300 started shipping in April while the first shipments of the GO 500 and GO 700 took place towards the end of the quarter. With the GO 300 accounting for the bulk of the units sold during the quarter the ASP declined to € 365 but we expect the ASP to increase going forward as sales of the higher ASP GO 500 and 700 make up a greater percentage of the overall sales mix.

Revenues of non-integrated products declined compared with both the second quarter in the prior year and the previous quarter. Non-integrated products consist of navigation software to be used in PDAs and in mobile phones. We have a number of important relationships with major PDA and handset vendors such as HP and Nokia, however, as anticipated, the fall off in revenues from the PDA sector is not being fully compensated for by growth in smartphone sales. PDA vendors are increasingly building GPS receivers

into their devices and these products are becoming included within the classification of integrated devices.

Other revenues grew sharply in the period driven by strong map upgrade sales following the new map releases in the quarter. TomTom Plus was introduced and started to contribute to revenues via online sales of city maps, navigation voices, safety cameras, and real time traffic and weather data.

In the automotive sector we have made significant progress which is marked in particular by first volume shipments for our European automotive deal for the Opel Corsa and by shipments for the Toyota Aygo and to Lancia for the Ypsilon. Each of the three automotive manufacturers supported these deals with major advertising campaigns.

Gross Margin

The gross margin in the quarter was 41.7%, up from 40.8% in the second quarter of the prior year but down from 47.1% in the first quarter of 2005. There were two main reasons for the decrease compared with the first quarter. The first was product mix. In the second quarter of 2005, the GO 300 accounted for the majority of revenues from integrated devices. The GO 300 has a lower gross margin than the Classic GO which was the only GO product which we sold in the first quarter. The Classic GO was phased out at the end of the first quarter. The second reason for the decrease was the adverse exchange rate. The US dollar appreciated by more than 3% against the euro on average during the quarter and this had a negative impact of 1.3% on our gross margin, since our cost of sales are largely denominated in US dollars.

In the second half of the year gross margins should improve slightly because there will be more GO 500s and GO 700s in the product mix. However, so far this quarter the US dollar has continued to strengthen when compared to the average second quarter exchange rate. As a result the improvement in the gross margin compared to the second quarter arising from a better product mix may be negated by the adverse exchange rate if we make the assumption that the US dollar stays at a similar exchange rate with the euro as it is at today.

Operating Expenses

Operating expenses decreased to 18% of revenue in the quarter compared with 19% in the first quarter because of reduced SG&A and research and development spend as a percentage of revenue offset in part by increased investment in marketing. Marketing expenditure was 10.5% of revenue as we invested heavily to support the new product launches, up from 7.8% in the first quarter. Research and development spend was 1.9% of revenue and other SG&A 5.8% including the accounting charge for share options.

Operating Margin

The operating margin in the second quarter was 24%, the same percentage as in the second quarter of last year, but down 4% on the first quarter of 2005. The change compared with the first quarter of 2005 was caused by the lower gross margin partially offset by the reduction in operating costs as a percentage of revenue.

Financial Income and Expenses

We recorded a net gain of € 5.7 million in the quarter which was mainly from gains on forward foreign exchange contracts to purchase US dollars in order to pay our most significant contract manufacturers. Under IFRS rules it is necessary to revalue all forward contracts at the end of each period whether or not they have matured. This gain therefore is made up of both realised and unrealised gains.

Tax

The effective tax rate for the company in the quarter was 32.4% made up of the tax on the profits of the European operations at the Dutch tax rate of 31.5% and with no tax asset recorded against the losses of the US operation.

Cash flow

During the quarter we received net proceeds from the IPO of € 116.6 million and we generated cash from operations of € 19.8 million. Working capital increased by € 10.5 million. In the second half we will invest to fund the increased working capital we will need to fuel our growth.

Balance sheet

Our balance sheet was strengthened in the period by the issue of 7,142,857 new shares which increased shareholders' equity by € 116.6 million. At the end of the quarter we had no gearing and a net cash position of € 187.9 million.

**Contacts**

Press relations:

Scott Johnston, Manager, External Relations, TomTom NV
scott.johnston@tomtom.com
+31 (0) 20 850 0851

Martha van Dijk, Citigate
martha.vandijk@citigateff.nl
+31 (0) 20 575 4014

Investor relations:

investor.relations@TomTom.com
+31 (0) 20 850 0962

Ewoud van Gellicum, General Counsel, TomTom NV.

Marina Wyatt, Chief Financial Officer, TomTom NV

**Q2 2005 Results Presentation Audio Webcast Information**

The information for our second quarter results audio webcast is as follows:

Time: Wednesday 27 July 2005 at 2 PM CET

Place: www.tomtom.com

Please log on to our website to listen in

**About TomTom**

TomTom NV is a leading provider of personal navigation products and services to the consumer market. TomTom's products are developed with an emphasis on innovation, quality, ease of use and value. TomTom's products include all-in-one navigation devices which enable customers to navigate right out of the box, as well as navigation software products which integrate with third party devices such as PDAs and smartphones. TomTom's portfolio of products and services includes the award-winning TomTom GO family of integrated navigation devices, the TomTom Navigator software for PDAs, TomTom MOBILE navigation software for smartphones and TomTom Plus, a location-based content and services offering for TomTom s navigation products. TomTom was founded in 1991 in Amsterdam and has offices in the Netherlands, the United Kingdom, the United States and Taiwan. TomTom's products are sold through a network of leading retailers in 17 countries and online.

## TomTom NV Second Quarter Financial Statements

## 1.1 Consolidated Income Statement for the three month period ended 30 June

| | Q2 2005 | Q2 2004 |
|---|---|---|
| | (in € thousands) (unaudited) | |
| Revenue | 114,845 | 35,830 |
| Cost of sales | 66,906 | 21,232 |
| **Gross profit** | 47,939 | 14,598 |
| | | |
| **Operating expenses** | | |
| Research & development | 2,151 | 1,163 |
| Marketing | 12,099 | 2,141 |
| Selling, general and administrative | 6,660 | 2,736 |
| **Total operating expenses** | 20,910 | 6,040 |
| | | |
| **Operating profit** | 27,029 | 8,558 |
| | | |
| Net financial income and (expenses) | 5,666 | 61 |
| | | |
| **Profit before taxation** | 32,695 | 8,619 |
| | | |
| Taxation | 10,608 | 3,181 |
| | | |
| **Net profit** | **22,087** | **5,438** |
| | | |
| **Average number of shares outstanding** (in thousands) | 102,427 | 100,000 |
| **Average number of shares outstanding, diluted** (in thousands) | 111,650 | 106,858 |
| **Earnings per share - basic** (in €) | 0.22 | 0.05 |
| **Earnings per share- diluted** (in €) | 0.20 | 0.05 |

## TomTom NV Second Quarter Financial Statements

## 1.2 Consolidated Income Statement for the six month period ended 30 June

| | Half year 2005 | Half year 2004 |
|---|---|---|
| | (in € thousands) (unaudited) | |
| Revenue | 181,002 | 49,981 |
| Cost of sales | 101,934 | 29,137 |
| **Gross profit** | 79,068 | 20,844 |
| **Operating expenses** | | |
| Research & development | 3,915 | 1,869 |
| Marketing | 17,236 | 4,409 |
| Selling, general and administrative | 12,450 | 3,303 |
| **Total operating expenses** | 33,601 | 9,581 |
| **Operating profit** | 45,467 | 11,263 |
| Net financial income and (expenses) | 7,408 | 175 |
| **Profit before taxation** | 52,875 | 11,438 |
| Taxation | 17,029 | 4,090 |
| **Net profit** | **35,846** | **7,348** |
| **Average number of shares outstanding** (in thousands) | 101,214 | 100,000 |
| **Average number of shares outstanding, diluted** (in thousands) | 110,437 | 106,858 |
| **Earnings per share - basic** (in €) | 0.35 | 0.07 |
| **Earnings per share- diluted** (in €) | 0.32 | 0.07 |

# TomTom NV Second Quarter Financial Statements

## 2. Consolidated Balance Sheet

| | 30-Jun 2005 | 31-Dec 2004 |
|---|---|---|
| | (in € thousands) (unaudited) | |
| **Non-current assets** | | |
| Intangible assets | 1,215 | 960 |
| Property, plant and equipment | 2,655 | 2,050 |
| **Total non-current assets** | 3,870 | 3,010 |
| **Current Assets** | | |
| Inventories | 28,198 | 13,402 |
| Trade receivables | 59,918 | 29,383 |
| Other receivables and prepayments | 2,482 | 4,975 |
| Financial instruments | 5,586 | 0 |
| Cash and cash equivalents | 187,904 | 40,167 |
| **Total current assets** | 284,088 | 87,927 |
| **Total assets** | **287,958** | **90,937** |
| **Equity and liabilities** | | |
| **Shareholders' Equity** | | |
| Share capital | 21,456 | 18 |
| Share Premium | 115,163 | 619 |
| Legal reserves | 1,151 | 946 |
| Cumulative translation reserve | -10 | 15 |
| Stock compensation reserve | 3,456 | 2,614 |
| Retained earnings | 49,872 | 33,594 |
| **Total equity** | 191,088 | 37,806 |
| **Provisions** | 1,433 | 394 |
| **Long term liabilities** | | |
| Deferred tax liability | 1,014 | 1,301 |
| **Current liabilities** | | |
| Trade payables | 38,691 | 25,608 |
| Tax and social security | 24,287 | 12,867 |
| Other accruals | 9,448 | 6,248 |
| Other liabilities | 21,523 | 6,713 |
| Financial instruments | 474 | 0 |
| **Total current liabilities** | 94,423 | 51,436 |
| **Total equity and liabilities** | **287,958** | **90,937** |

## TomTom NV Second Quarter Financial Statements

### 3. Statement of changes in equity for the period ended 30 June 2005

| | Share capital | Share premium | Legal reserves | Cumulative translation adjustment | Stock compensation reserve | Retained earnings | Total |
|---|---|---|---|---|---|---|---|
| | (In € thousands) (unaudited) | | | | | | |
| **Balance as at 1 January 2004** | 18 | 619 | 579 | 30 | 103 | 6,244 | **7,593** |
| Translation differences | | | | 1 | | | |
| Profit for the year | | | | | | 7,347 | **7,347** |
| Dividends | | | | | | | **0** |
| Transfer to legal reserves | | | 80 | | | -80 | **0** |
| Transfer to stock compensation reserve | | | | | 151 | | **151** |
| | | | | | | | **0** |
| **Balance as at 30 June 2004** | **18** | **619** | **659** | **31** | **254** | **13,511** | **15,092** |
| Translation differences | | | | -16 | | | **-16** |
| Profit for the year | | | | | | 20,370 | **20,370** |
| Dividends | | | | | | | **0** |
| Transfer to legal reserves | | | 287 | | | -287 | **0** |
| Transfer to stock compensation reserve | | | | | 2,360 | | **2,360** |
| | | | | | | | **0** |
| **Balance as at 31 December 2004** | **18** | **619** | **946** | **15** | **2,614** | **33,594** | **37,806** |
| Translation differences | | | | -25 | | | **-25** |
| Profit for the year | | | | | | 35,846 | **35,846** |
| Dividends | | | | | | | **0** |
| Transfer to legal reserves | | | 205 | | | -205 | **0** |
| Transfer to stock compensation reserve | | | | | 842 | | **842** |
| Recapitalization | 19,982 | -619 | | | | -19,363 | **0** |
| Issue of Share Capital | 1,456 | 115,163 | | | | | **116,619** |
| | | | | | | | **0** |
| **Balance as at 30 June 2005** | **21,456** | **115,163** | **1,151** | **-10** | **3,456** | **49,872** | **191,088** |

## TomTom NV Second Quarter Financial Statements

### 4.1 Consolidated cash flow statement for the three month period ended 30 June

| | Q2 2005 | Q2 2004 |
|---|---|---|
| | (In € thousands) (unaudited) | |
| **Cash flow from operating activities** | | |
| Operating profit | 27,029 | 8,558 |
| Foreign exchange results | 1,549 | 57 |
| Adjustments for non-cash items: | | |
| Depreciation and amortization | 449 | 277 |
| Additions to provisions | 878 | 20 |
| Additions to stock compensation reserve | 420 | 106 |
| Changes in working capital: | | |
| Decrease / (Increase) in inventories | -20,011 | -4,997 |
| Decrease / (Increase) in receivables | -32,048 | -14,085 |
| (Decrease) / Increase in current liabilities (excl income tax) | 41,516 | 9,321 |
| **Cash generated from operations** | 19,782 | -743 |
| Interest (paid) | -212 | -15 |
| Interest received | 473 | 15 |
| Corporate income taxes (paid) / received | -2,738 | -180 |
| **Net cash flow from operating activities** | 17,305 | -923 |
| Investments in intangible fixed assets | -271 | -141 |
| Investments in property, plant and equipment | -925 | -696 |
| **Total cash flow used in investing activities** | -1,196 | -837 |
| Proceeds on issue of shares | 116,618 | 0 |
| Dividends paid | 0 | 0 |
| **Total cash flow from financing activities** | 116,618 | 0 |
| **Net increase in cash and cash equivalents** | 132,728 | -1,760 |
| Cash and Cash equivalents at beginning of period | 55,176 | 8,913 |
| **Cash and Cash equivalents at end of period** | 187,904 | 7,153 |

## TomTom NV Second Quarter Financial Statements

### 4.2 Consolidated Cash Flow Statement for the six month period ended 30 June

| | Half year 2005 | Half year 2004 |
|---|---|---|
| | (in € thousands) (unaudited) | |
| **Cash flow from operating activities** | | |
| Operating profit | 45,467 | 11,262 |
| Foreign exchange results | 1,806 | 188 |
| Adjustments for non-cash items: | | |
| Depreciation and amortization | 903 | 444 |
| Additions to provisions | 1,039 | -50 |
| Additions to stock compensation reserve | 843 | 151 |
| Changes in working capital: | | |
| Decrease / (Increase) in inventories | -14,796 | -7,924 |
| Decrease / (Increase) in receivables | -28,042 | -11,547 |
| (Decrease) / Increase in current liabilities (excl income tax) | 24,309 | 9,188 |
| **Cash generated from operations** | 31,529 | 1,712 |
| Interest paid | -218 | -28 |
| Interest received | 683 | 15 |
| Corporate income taxes (paid) / received | 888 | -118 |
| **Net cash flow from operating activities** | 32,882 | 1,581 |
| **Cash flow used in investing activities** | | |
| Investments in intangible assets | -461 | -299 |
| Investments in property, plant and equipment | -1,302 | -1,026 |
| **Total cash flow used in investing activities** | -1,763 | -1,325 |
| **Cash flow from financing activities** | | |
| Proceeds on issue of shares | 116,618 | 0 |
| Dividends paid | 0 | 0 |
| **Total cash flow from financing activities** | 116,618 | 0 |
| **Net increase in cash and cash equivalents** | 147,737 | 256 |
| *Cash and Cash equivalents at beginning of period* | 40,167 | 6,897 |
| **Cash and Cash equivalents at end of period** | 187,904 | 7,153 |

## TomTom NV Second Quarter Financial Statements

### 5.1 Accounting policies

***Basis of accounting***

The financial statements for the period end 30 June 2005 with related comparative information have been prepared in accordance with International Financial Reporting Standards (IFRS). Accounting policies and methods of computation followed in the interim financial statements, for the period ended 30 June 2005, are the same as those followed in the Financial Statements for 2004.

### 5.2 Segment reporting

The Company offers integrated and non-integrated solutions under the business line of personal navigation solutions.

The Company generates sales across different geographical regions.

| Region | 2005 Half year Revenue (in € thousands) (unaudited) | 2004 Half year Revenue (in € thousands) (unaudited) |
|---|---|---|
| Europe | 174,922 | 49,575 |
| North America | 5,433 | 406 |
| Rest of World | 647 | 0 |
| Total | 181,002 | 49,981 |

*This document contains certain forward-looking statements relating to the business, financial performance and results of the Company and the industry in which it operates. These statements are based on the Company's current plans, estimates and projections, as well as its expectations of external conditions and events. In particular the words "expect", "anticipate", "estimate", "may", "should", "believe" and similar expressions are intended to identify forward-looking statements.* Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to: *the level of consumer acceptance of existing and new and upgraded products and services; the growth of overall market demand for the Company's products or for personal navigation products generally; the Company's ability to sustain and effectively manage its recent rapid growth; and the Company's relationship with third party suppliers, and its ability to accurately forecast the volume and timing of sales. Additional factors could cause future results to differ materially from those in the forward-looking statements.*